Exhibit 1

BL-8040
A NOVEL PLATFORM FOR THE
TREATMENT OF HEMATOLOGICAL
MALIGNANCIES
INVESTOR AND ANALYST BREAKFAST
DECEMBER 12, 2014

Out-License For Advanced Clinical Development

BIOLINERX

December 2014 | Slide 2
BL-8040 Overview
Feasibility &
CMC
Pre-Clinical
Development
Development to
Clinical POC
Approved Drugs
Indication	AML & other hematological indications (Orphan designation for AML and SC mobilization)
Mode of Action	CXCR4 antagonism (CXCR4 over-expressed in >70% of tumors, correlates with disease severity)
Status	Phase II ongoing (under IND)
Product Highlights
• Induces apoptosis in cancer cells
• Mobilizes cancer cells from bone marrow to peripheral blood
• Induces terminal differentiation of immature cancer cells
• Sensitizes cancer cells to chemo- and bio-based anti-cancer therapy
• Safe and well tolerated at all doses tested to date (up to 1.25mg/kg)

December 2014 | Slide 3
BL-8040’s Unique Mechanism Presents An
Opportunity Across Many Hematological Indications
Results And MOA
• Binds CXCR4 with high affinity (1-2 nM) and works as inverse agonist
• Maintains extended inhibition through long receptor occupancy (>24 hours)
• Induces apoptosis of tumor cells dependent on CXCR4 for survival
• Increases sensitivity to anti-cancer agents by mobilizing tumor cells from the protective microenvironment niche
• Induces terminal differentiation of immature cancer cells
BL-8040 directly
induces apoptosis
BL-8040
sensitizes tumor cells
to other drugs
BL-8040
Induces terminal
differentiation of
tumor cells
BL-8040
BL-8040 +
SOC
BL-8040
induces tumor cells
mobilization

Clinical Program
December 2014

December 2014 | Slide 5
 Pre-Clinical
Phase I
Phase II
Phase III
INDICATION
PROTOCOL
Ph2a - Ongoing - Topline results Q1/2015
Ph1/2 - Planned for Q2/2015-Q2/2017
Ph1/2 - Completed
Ph1 - Ongoing - Q1/2015
R/R AML
BL-8040.01
hMDS and Aplastic Anemia
BL-8040.06
BL-8040.02
BKTSC001
SCM with G-CSF  (Myeloma)
SCM as Single Agent
AML Consolidation (BLAST)
BL-8040.04
Ph2b - Planned for Q1/2015-Q3/2017
ACUTE MYELOID LEUKEMIA (AML)
Ph1/2 - Planned for Q1/2015-Q3/2016
AML FLT3-ITD
BL-8040.05
Projected Clinical Program Targets Several
Hematological Indications With High Unmet Need
OTHER HEMATOLOGICAL INDICATIONS

rrAML
BL-8040.01 study
Ongoing Ph2a study

Leukemic blasts in PB (Fold change)
Top fold change (Leukemic blasts/CD45+ cells)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
21-008
21-009
21-010
21-012
21-013
21-015
21-016
21-017
04-003
0.5 mg/kg
0.75 mg/kg
1 mg/kg
1.25 mg/kg

% Leukemic blasts in BM by FACS analysis
% Leukemic blasts/CD45+CD34+ blasts
120.00
100.00
80.00
60.00
40.00
20.00
0.00
21-008 21-009 21-010 21-012 21-013 21-015 21-016 21-017 21-018 04-003
Baseline 57.91 45.83 47.06 50.85 26.70 30.19 12.83 14.89 88.63 95.28
Day 3 16.20 13.08 13.81 42.55 3.29 15.38 4.26 10.75 3.4 93.4
0.75 mg/kg
1 mg/kg
1.25 mg/kg

Annexin V/PI (FACS)
Baseline
Day 3
Cleaved Caspase 3 (IHC)
Baseline
Day 3

BIOLINERX

December 2014 | Slide 7
Results From Ongoing Study
• First four cohorts were completed (0.5, 0.75, 1 and 1.25 mg/kg)
• There were no BL-8040 related SAEs and none of the AEs were considered DLTs
• Robust leukemic blast mobilization was observed (median of 6-fold increase)
• Two days of BL-8040 monotherapy decreased amount of leukemic cells in BM by median of approx. 70%
• Two days of BL-8040 monotherapy induced cancer cell death (apoptosis)
• Topline results are expected during H2/2015

THE UNIVERSITY OF TEXAS
MD Anderson Cancer Center

Northwestern University 1851

Shaare Zedek Medical Center in Jerusalem
Affiliated with the Hebrew University School of Medicine

RAMBAM
MEDICAL CENTER

Tel-Aviv Sourasky Medical Center

Memorial Sloan-Kettering Cancer Center
Established 1884

MAYO CLINIC

BIOLINERX

December 2014 | Slide 8
BL-8040.01 Currently Taking Place at Multiple
Leading Medical Centers in the US and Israel
Dr. Arnon Nagler
Dr. Yishai Ofran
Dr. Nadav Sarid
Dr. James Foran
Dr. Martin Tallman
Dr. Jessica Altman
Dr. Gautam Borthakur
Dr. Dina Ben-Yehuda
Dr. Jacob Rowe

AML Consolidation

BL-8040.01 - the BLAST study
In Collaboration with German
Study Alliance Leukemia Group

December 2014 | Slide 10
Phase 2b - Consolidation Treatment for AML
Patients
Rationale
• BL-8040 will deepen response by eliminating minimal residual disease left in BM after induction therapy
• Safety of combination with high dose Ara-C is well established by data from r/r AML study encouraging use of BL-8040 as part of the consolidation therapy
• Single agent high dose Ara-C is standard of care worldwide for consolidation treatment
Advantages
• BL-8040 dose selected from r/r AML study
• Unmet need with no current direct competition
• Earlier line in AML treatment
• Treatment line found interesting by potential partners

Age < 60
Screening
Treatment period
Cycle 1
Cycle 2
Cycle 3
Follow up
BM biopsy
Day
1 2 3 4 5 ------28
1 2 3 4 5 ------28
1 2 3 4 5 ------28
EOT
6M
9M
12M
18M
BL-8040
Ara-C

December 2014 | Slide 11
Phase 2b - Consolidation Treatment for AML
Patients
A Phase 2, double-blind, placebo-controlled, randomized, multicenter study to assess efficacy of BL-8040 on top of Ara-C for AML patients in first complete remission, compared to placebo on top of Ara-C
Study Design
• Double-blind, placebo-controlled, repeated administrations, multiple treatment cycles
• Sample size - ~200 patients
• 20-25 sites in Germany
Endpoints
• Relapse Free Survival (RFS) at 3, 6, 9, 12 and 18 months after randomization
• Toxicity, safety and tolerability of BL-8040 in combination with high-dose Ara-C as part of consolidation treatment
• MRD (by FACS) at time of enrollment and during follow-up period (at 3, 6, 9, 12 and 18 months)
• Overall survival (OS) as an open label extension
Timelines
• Topline results expected by end of 2017

AML FLT3-ITD
In Collaboration with
MD Anderson Cancer Center

a
EFS (%)
FLT3 wild-type
FLT3 mutation
P<.0001
years
b
OS (%)
FLT3 wild-type
FLT3 mutation
P=.0002
years

BIOLINERX

December 2014 | Slide 13
FLT3 Mutations in AML
• FLT3 is a member of class III receptor tyrosine kinase family, mainly expressed by early myeloid and lymphoid progenitor cells
• FLT3 has important role in proliferation, survival, and differentiation of progenitor cells
• FLT3 mutations present in 30-35% of AML patients & are associated with adverse prognosis
• Internal tandem duplications (ITD) in FLT3 are associated with abnormal leukocytosis and increased marrow blast percentage
• FLT3-ITD confers poor response to chemotherapy, high relapse rates and only transient response to FLT3 inhibitors
Prognostic impact of FLT3
mutation in AML patients
Leukemia (2006) 20, 965-970

December 2014 | Slide 14
FLT3 and CXCR4 in AML
• Emerging data highlight the importance of the bone marrow (BM) niche for the survival of FLT3-mutated AML
• Through CXCL12/CXCR4 interaction, leukemia cells retained in microscopic niches within the BM leading to increased proliferation and survival
• CXCR4 expression is significantly higher in FLT-ITD AML than in FLT3 wild-type AML
• FLT3-ITD mutation activates CXCR4 signaling
• Disruption of the CXCL12/CXCR4 axis with a highly potent CXCR4 antagonist may augment the anti-leukemic effect of FLT3 inhibitors:
 • CXCR4 inhibition enhances the sensitivity of FLT3-mutated leukemic cells to the apoptogenic effects of the
 FLT3 inhibitor sorafenib (Zeng Z, Blood 2009)
 • CXCR4 inhibition in combination with sorafenib leads to mobilization and elimination of FLT3-ITD AML in a phase 1 trial in relapsed/refractory AML patients (Andreeff M, Blood 2012)

BL-8040 Affects AML Survival *In-Vivo* (Pre-Clinical Data)

- *In-vivo* FLT3-ITD AML model in NSG mice. Mice are treated with BL-8040 for 7 days after which they are scarified and blood, BM and spleen are collected and analyzed
- Multiple BL-8040 injections reduces the number of AML cells in blood, BM and spleen
- Combination of BL-8040 with FLT3 inhibitor (AC220) is superior to the single agent activity
- Combination of BL-8040 with AC220 eliminated the disease in 4/8 mice and extended survival

		Treatment							End of Exp.
Day (-1)	Day 0	Day 17-23							Day 24
Irradiation 200 rad	Cells transplantation	Day 1	Day 2	Day 3	Day 4	Day 5	Day 6	Day 7	Mice sacrifice Blood, BM and Spleen Collected
BL-8040 (SC- 400 ug/mouse)		+	+	+	+	+	+	+	
AC220 (oral – 10 mg/Kg)		+	+	+	+	+	+	+	

Number of alive AML cells in the blood
Number of PI-/ hCD45+ cells in the blood
1200
1000
800
600
400
200
0
Control
BL-8040
AC220
BL-8040 + AC220
Day 0
Day 7

% of alive AML cells in the BM
% of hCD45+ cells in the BM
14
12
10
8
6
4
2
0
12.6
2.6
0.05
0.004
Control
BL-8040
AC220
BL-8040 + AC220

Survival (%)
100
80
60
40
20
0
Control
BL8040
AC220
BL8040+AC220
0
18
25
32
36
39
42
44
46
50
53
55
60
63
67
69
Time post cells injection
Treatment period

December 2014 | Slide 15

BIOLINERX

December 2014 | Slide 16
Phase 1/2 - BL-8040 in Combination with Sorafenib
for the Treatment of FLT3-ITD AML Patients
Rationale
• CXCR4 expression is significantly higher in FLT-ITD AML than in FLT3 wild-type AML
• CXCR4 inhibition enhances the sensitivity of FLT3-mutated leukemic cells to the apoptogenic effects of Sorafenib
• Although a good response can be achieved with FLT3 inhibitors, the durability of the response in these patients with a single agent is still very poor
Advantages
• Well-defined, high-risk patient population - strong reimbursement incentive
• Supported by strong MOA and preclinical data
• PoC can be achieved with small sample size and short-term follow up

Treatment - 1 cycle
1 --- 5 --- 8 ---12 ------------------- 28 ------------------------------------- 90

BIOLINERX

December 2014 | Slide 17
Phase 1/2 - BL-8040 in Combination with Sorafenib
for the Treatment of Patients with FLT3-ITD AML
An Open-label  Phase 1/2 Study of BL-8040 in Combination with Sorafenib for Treatment of Patients with FLT3-
ITD Mutated AML
Study Design
• Open label, two parts, repeated administrations, multiple treatment cycles
• Part I: Assessment of MTD of Sorafinib in combination with BL-8040; dose selection for Part II
• Part II: Safety and efficacy of the combination in different FLT3-ITD patients populations
Endpoints
• Composite response rate (CRc = CR + CRp + CRi) within 3 months of treatment initiation
• Duration of response, event-free survival (EFS) and overall survival (OS)
• Safety of BL-8040 in combination with Sorafenib
Timelines
• Topline results expected by Q1/2017
Repeated cycles until progression
Screening
BM biopsy
BL-8040
Day
Sorafenib

hMDS and Aplastic
Anemia
In Collaboration with
MD Anderson Cancer Center

December 2014 | Slide 19
Hypoplastic Myelodysplastic Syndrome (hMDS)
• MDS is an heterogeneous group of malignant clonal disorders characterized by bone marrow dysplasia, ineffective hematopoiesis, cytopenias, and the potential to transform into acute myelogenous leukemia (AML)
• Hypoplastic MDS is a subtype of MDS where the bone marrow cellularity is low (< 30%)
• Studies have shown that in this subset of MDS patients the cytopenias respond to immunosuppressive treatment with hATG and cyclosporine
Leukemia (2006) 20, 965-970

December 2014 | Slide 20
Aplastic Anemia (AA)
• Deficiency of red cells, neutrophils, monocytes, and platelets without morphological evidence of another marrow disorder. Examination of bone marrow reveals a near absence of hematopoietic precursors and fatty replacement.
• Anemia leads to fatigue, dyspnea, and cardiac symptoms; thrombocytopenia to bruising and bleeding; and neutropenia to increased susceptibility to infection. Treatment with transfusions and antibiotics alone result in limited survival rates.
• Treatments depends on severity of the disease. Supportive treatments include: RBC and platelet transfusion, antibiotics and antivirals. Further treatments are directed against the T-cell mediated autoimmune response and combine horse antithymocyte globulin (hATG) with cyclosporine.
• Hematologic responses occur in 65% of patients treated with hATG and cyclosporine (3-6 months to achieve response); such patients no longer require transfusions and are less susceptible to infection.
• 25-33% of patients do not respond to hATG and cyclosporine.
Leukemia (2006) 20, 965-970

December, 2014 | Slide 21
CXCR4 Involvement in Hypoplastic MDS (hMDS)
and Aplastic Anemia (AA)
• hMDS and AA are hematological disorders characterized by bone marrow dysplasia, ineffective hematopoiesis and cytopenias
• In AA and hMDS, an autoimmune microenvironment within the bone marrow niche has been implicated in the depletion of hematopoietic precursors
• This effect is mediated by both soluble factors such as TNF-α, IFN-γ, and TGF-β as well as direct contact with effector cytotoxic T-lymphocytes.
• Disrupting this close interaction and displacing hematopoietic progenitors (and immune cells)
 from the bone marrow niche may mitigate the autoimmune depletion of hematopoietic precursors and allow recovery of hematopoiesis

HPCs per 3x10⁵ BM cells
210
180
150
120
90
60
30
0
Control
1
3
5
Number of BKT140 injections

Number of MKs per field
40
35
30
25
20
15
10
5
0
Control
BKT140
AMD3100
TPO
G-CSF

Platelets x 10³ /µl
1900
1700
1500
1300
1100
900
Control
1
3
5
Number of BKT140 injections

Control
BKT140
AMD3100
TPO
G-CSF
H&E
VWF

Stem Cells. 2007 Sep;25(9):2158-66

Leukemia. 2009 Aug;23(8):1378-88

December, 2014 | Slide 22
Effect of BL-8040 on BM Regeneration (Preclinical
Data)
• Repeated doses of BL-8040 led to marked increase in the number of hematopoietic progenitor cells (HPCs) and hematopoietic stem cells (HSCs) in the bone marrow and peripheral blood of mice
• BL-8040 also promoted increased megakaryopoiesis in the bone marrow, leading to increased platelet production with prolonged effect
Br J Haematol. 2013 Oct;163(2):248-59

40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
Granulocytes (%)
8
9
10
12
13
15
16
Patient

Day 0
BM BL 4061194 BM BL sample
00033846 722
[Viable Cells]
CD45 APC-H7 / SS INT
CD45+ : 31.64%
Blasts : 14.18%
A
SS INT
CD45 APC-H7
Gate Number %Gated
All 174,877 100.00
A 3,371 1.93
Blasts 24,789 14.18
CD45+ 55,325 31.64
Day 3
[Viable Cells]
CD45 APC-H7 / SS INT
CD45+ : 51.28%
Blasts : 9.12%
A
SS INT
CD45 APC-H7
Gate Number %Gated
All 117,460 100.00
A 29,865 25.43
Blasts 10,716 9.12
CD45+ 60,229 51.28

BIOLINERX

December 2014 | Slide 23
Effect of BL-8040 on BM Regeneration -
Granulocytes (Clinical Data)
Baseline BM
Day 3 BM
• Preliminary data from BL-8040.01 trial suggest that BL-8040 induces the differentiation of BM leukemic cells into mature cells

3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
(M/ul)
Patient
Patient
Patient
Day 1 BL
Day 2 BL
Day 3 BL

10
9.5
9
8.5
8
7.5
7
(g/Dl)
Patient 003
Patient 007
Patient 019
Day 1 BL
Day 2 BL
Day 3 BL

BIOLINERX

December, 2014 | Slide 24
Effect of BL-8040 on RBC Production (Clinical
Data)
• Preliminary data from BL-8040.01 trial suggest that BL-8040 induces the production of mature red blood cells
• The effect was more dramatic in patients where the AML was secondary to MDS
RBC
Hemoglobin
003
007
019

Rationale

- Dual targeted strategy to improve response rates and outcomes
  - hATG and cyclosporine: Target autoimmune attack on hematopoietic precursors with standard immunosuppressive therapy
  - BL-8040: Address the severe depletion of hematopoietic stem cells in the autoimmune bone marrow niche by disrupting this interaction and simultaneously promoting HSC proliferation

Advantages

- Orphan designation with unmet need
- BL-8040 promotes proliferation of **all** blood cells lines
- Relies on completely different MOA than cancer treatment – BL-8040's effect on SC proliferation and differentiation

BIOLINERX

December 2014 | Slide 25

December 2014 | Slide 26
Phase 1/2 Study of the Combination of BL-8040 with Immunosuppressive Therapy in Patients with Aplastic
Anemia (AA) or Hypoplastic Myelodysplastic Syndrome (hMDS)
Study Design
• Open label, repeated administrations, single treatment cycle
Endpoints
• Safety, tolerability, and toxicities of the combination of BL-8040, hATG, cyclosporine and prednisone
• Response rate following BL-8040 single agent treatment followed by its combination with hATG, cyclosporine and prednisone
• Time to response, response duration, and overall survival in patients with AA and hMDS treated with the combination of BL-8040, hATG, cyclosporine and prednisone
Timelines
• Topline results expected by Q3/2017
Follow up
Screening
BM biopsy
BL-8040
Day
hATG
Cyclosporine
Prednisone
Phase 1/2 - Combination of BL-8040 with
Immunosuppressive Therapy in Patients with AA or
hMDS

Stem Cell Mobilization
BL-8040.02 study
Ongoing Ph1 study

December 2014 | Slide 28
Phase 1 - Single Agent Stem Cell Mobilization
A Phase 1, Two-Part Study Exploring the Safety, Tolerability, Pharmacodynamic and Pharmacokinetic Effect of
Ascending Doses of BL-8040 in Healthy Subjects
Study design:
•   Part 1 - Dose escalation, randomized, placebo controlled - up to 4 escalating doses (0.5-1.25 mg/kg)
•   Part 2 - Dose expansion of safe and efficacious dose group
Endpoints:
• Safety and tolerability of escalating repeated (2 days QD) doses of BL-8040 in healthy subjects
• Effect of BL-8040 on mobilization of Hematopoietic Stem Cells (HSC) to peripheral blood (PB)
• Pharmacokinetic profile of BL-8040
• Yields of hematopoietic progenitor cells, immune cells, and other cellular subsets collected by leukapheresis
• Viability, biological activity and repopulating capacity of the cells collected by leukapheresis
Timelines
•   Topline results expected by end of Q1/2015
Mobilization
Safety follow up
Safety follow up
Mobilization
Screening
Screening
Part 1
Part 2
BL-8040
1
-28
Day
2
7
3

Thank you!

Closing Remarks
Investor/Analyst Breakfast
December 12, 2014

Dr. Kinneret Savitsky

Major BL-8040 Development Milestones (Next 3 Years)
2
BL-8040 (hMDS) study completion
BL-8040 (AML) phase 2 completion
BL-8040 (AML) phase 2 partial results
BL-8040 (SC Mobilization) phase 1 completion
BL-8040 (hMDS & AA) FPI
BL-8040 (FLT-3) study completion
BL-8040 (Consolidation) FPI
BL-8040 (FLT-3) FPI
BL-8040 (Consolidation) study completion
BL-8040 (SC Mobilization) phase 2 FPI
BL-8040 (SC Mobilization) phase 2 completion
BL-8040 (Consolidation) LPI
BL-8040 (SC Mobilization) phase 2 LPI
BL-8040 (AML) end of phase 2 meeting
BL-8040 (FLT-3) interim results
BL-8040 (hMDS & AA) interim results

Lead Program Update
BL-7010:
• Announced Phase 1/2 topline results
• Dose was selected
• Pivotal study for EU to start in H2 2015
BL-1040:
• Enrolled over 280 patients out of ~300
• Enrollment to be completed for year-end
• Study completion in mid-2015